14046759

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Destra Capital Investments LLC 901 Warrenville Road, Suite 15
(No. and Street)

Lisle (City) Illinois (State) 60532 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicholas Dalmaso 630-541-0322
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph Street (Address) Chicago (City) Illinois (State) 60601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GD 3/24/14

OATH OR AFFIRMATION

I, Nicholas Dalmaso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Destra Capital Investments LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KIMBERLY A REILLY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 10/18/14

Signature

Principal Financial Officer, COO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Member
Destra Capital Investments, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Destra Capital Investments, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries. KPMG noted that the assessment was zero, therefore no payments were made;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

KPMG LLP

February 27, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068006 FINRA DEC
DESTRA CAPITAL INVESTMENTS LLC 15*15
901 WARRENVILLE RD STE 15
LISLE IL 60532-4302

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Destra Capital Investments LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 25 day of February, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,713,204
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,420,356
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	279,410
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	13,438
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,713,204
2d. SIPC Net Operating Revenues	$ -0-
2e. General Assessment @ .0025	$ -0- (to page 1, line 2.A.)

Destra Capital Investments LLC
Financial Statements and Supplemental Schedule
For the year ended December 31, 2013

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member
Destra Capital Investments, LLC:

We have audited the accompanying financial statements of Destra Capital Investments, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' capital, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Destra Capital Investments, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 27, 2014

Destra Capital Investments LLC

Table of Contents

Destra Capital Investments LLC
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	379,337
Receivables:		
Servicing fee receivable		254,359
Commissions and distribution fees		23,873
Dividends from affiliated funds		1,949
Securities at fair value (cost $117,819)		145,045
Prepaid expenses		33,920
Total assets		838,483
Liabilities and Member's capital		
Capital distribution payable		200,000
Due to parent		27,234
Other accrued payables		18,000
Total liabilities		245,234
Contributed capital		455,000
Retained earnings		138,249
Total member's capital		593,249
Total liabilities and member's capital	$	838,483

See Notes to Financial Statements

Destra Capital Investments LLC

Statement of Operations

For the year ended December 31, 2013

Revenues:	
Account servicing fee	$ 1,831,950
Distribution fees	686,229
Consulting fee	100,000
Commissions	53,715
Other	27,872
Change in unrealized gain/loss on securities	13,438
Total revenue	2,713,204
Expenses:	
Salaries and employee costs	919,842
Commissions	90,886
Regulatory fees and expenses	84,412
Information technology	29,557
Professional fees	29,809
Account servicing related fees	27,689
Rent	27,807
Insurance	23,545
Other	53,374
Total expenses	1,286,921
Net Income	$ 1,426,283

See Notes to Financial Statements

Destra Capital Investments LLC
Statement of Changes in Member's Capital
For the year ended December 31, 2013

	Contributed capital	Retained Earnings	Total
Beginning balance at January 1, 2013	$ 1,905,000	(928,365)	$ 976,635
Distributions	(1,450,000)	(359,669)	(1,809,669)
Net income	-	1,426,283	1,426,283
Ending balance at December 31, 2013	$ 455,000	$ 138,249	$ 593,249

See Notes to Financial Statements

Destra Capital Investments LLC
Statement of Cash Flows
For the year ended December 31, 2013

Cash flows from operating activities:		
Net income	$	1,426,283
Adjustments to reconcile net income to net cash used in operating activities:		
Change in unrealized gain/loss on securities		(13,438)
Dividend reinvestment		(561)
Increase (decrease) in assets:		
Servicing fee receivable		(216,591)
Commissions and distribution fees receivable		(19,197)
Dividends from affiliated funds receivable		(840)
Prepaid expenses		21,246
Increase (decrease) in liabilities:		
Due to parent		(78,309)
Other accrued expenses		1,000
Net cash used in operating activities		1,119,593
Cash flows from financing activities:		
Distributions		(1,609,669)
Net cash from financing activities		(1,609,669)
Net decrease in cash		(490,076)
Cash at beginning of the year		869,413
Cash at end of year	$	379,337

See Notes to Financial Statements

1. Organization and Nature of Business

Destra Capital Investments LLC (the Company) is a wholly owned subsidiary of Destra Capital Management LLC (the Parent) and was formed on August 8, 2008. The Company is organized as a Delaware limited liability company. The first capital contribution was made in December 2010, from its sole member. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulation Authority, Inc. (FINRA), effective March 2011. The Company is registered with FINRA in all 50 states.

The Company acts as the distributor for the Destra Funds and the Meridian Funds (the "Funds").

The primary business of the Company is to perform a wholesale distribution function for the Funds by introducing investment company shares to registered broker-dealer representatives. The Company receives distribution and service fees from the Funds and generally pays these fees to financial intermediaries.

The Company also acted as sponsor and depositor for various unit investment trust portfolios. Additionally, the Company participated in the marketing and distribution of initial public offerings of closed-end funds and supports the secondary market of those and other closed end funds.

The Company is a limited business broker dealer and therefore is exempt from computing the Reserve Requirements under Rule 15c3-3 paragraph (k)(1) of the Securities and Exchange Commission and is exempt from including Information Relating to the Possession or Control Requirements under Rule 15c3-3.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments with an original maturity of three months or less at date of acquisition and are recorded at fair value.

Securities Owned

Securities owned represent the Company's investment in mutual funds advised by Destra Capital Advisors, LLC, an affiliate of the Company, and are recorded on a trade date basis. Securities owned are valued at fair value and based upon the published net asset value of the underlying funds at the close of business on December 31, 2013.

Basis of Accounting and Presentation

The accompanying financial statements are prepared on an accrual basis of accounting. The financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America.

2. Significant Accounting Policies (continued)

Revenues

Distribution fees consist of fees received by the Company for acting as sponsor and depositor for unit investments trust portfolios and for the marketing and distribution of two closed end fund initial public offerings. Net revenue from the closed end fund and unit investment trust sales includes sales fees, as well as creation and development fees. These fees are recorded net of concessions paid to selling broker-dealers at the time of sale. Sales fees are computed on a per unit basis and the creation and development fees are computed as a percentage of trust assets.

Prior to the creation of the unit investment trusts, the Company may take temporary ownership of the underlying investments and bears all market risk during the period of time between purchase of the underlying investments and deposit of those investments in the trust. During the year ended December 31, 2013, the Company recorded no net realized gains or losses associated with these transactions.

Distribution fees also include Rule 12b-1 distribution and service fees from the Funds within the Trusts that are earned on the distribution of mutual fund shares. These fees are accrued monthly and are based on the average daily assets of the Funds.

Account servicing fees are earned by the Company in its capacity as servicing agent for closed end funds. These fees are based on assets of the funds or on a flat fee basis and are accrued monthly as the service is provided.

The Company provided consulting services to Arrowpoint Asset Management LLC in relation to their acquisition of the Meridian Funds.

Commission revenue is commissions received from the sale of mutual fund shares and is recognized on trade date.

Realized and unrealized gains and losses on securities owned are reported on a net basis in the statement of operations. Interest earned on cash balances is recognized when earned. Dividends and distributions received from securities owned are recognized as earned on the ex-dividend date.

Income Taxes

The Company is organized as a limited liability company and is a disregarded entity for federal income tax purposes as a single member LLC. Further, the Parent is organized as a limited liability company and it is intended to be treated as a partnership under provisions of the Internal Revenue Code. Under these provisions, the liability for payment of Federal and state income taxes on the Parent's earnings will be the responsibility of its members, rather than that of the Parent. Because the Company has no federal income tax liabilities, there are no uncertain tax positions that impact the Company's financial statements for the year ended December 31, 2013.

Use of Estimates in the Preparation of Financial Statements

The financial statements and related notes are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions related to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Management believes that the accounting estimates are appropriate and reasonably stated; however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

3. Related Party Transactions

Expenses of the Company are paid by the Parent company and shared costs are allocated based upon a management services agreement. These expenses are either direct expenses of the Company or an allocated portion of expenses shared with the Parent (rent, utilities, office services etc.). Direct and allocated expenses of the Company are included in the statement of operations. Due to Parent represents the expenses paid by the Parent on behalf of the Company and due from the Company at December 31, 2013.

Arrowpoint Acquisition Vehicle SPC, a private investment fund managed by Arrowpoint Asset Management LLC, currently owns approximately 39.53% of the Parent. Arrowpoint Asset Management LLC currently owns 8% of the Parent. In 2013 the Company was named the distributor for the Meridian Family of Funds which is advised by Arrowpoint Asset Management LLC. In addition, Meridian appointed the Company as the shareholder servicing agent to the Meridian Funds.

During the year, the Company earned $100,000 for consulting services provided to Arrowpoint Asset Management in relation to their acquisition of the Meridian Funds, which is included in the statement of operations.

4. Fair Value Measurements

In accordance with *Financial Accounting Standards Board's Accounting Codification*, Section 820-10, *Fair Value Measurements and Disclosures* ("ASC 820-10"), the Company utilizes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. Level 1 valuations are those based on observable inputs such as quoted prices in active markets. Level 2 valuations are those based upon inputs other than the quoted prices in active markets that are observable either directly or indirectly. Level 3 valuations are those based upon unobservable inputs in which there is little or no market data and require the reporting entity to develop its own assumptions. At December 31, 2013 securities owned of $145,045 consisted of investments in mutual funds advised by Destra Capital Advisers LLC, an affiliate of the Company. The three mutual funds invest primarily in equity securities and are classified as Level 1 securities.

Investments in mutual funds are stated at fair value based on published net asset values of shares owned by the Company.

5. Regulatory and Net Capital Requirements

As a broker-dealer the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $100,000 at December 31, 2013 and requires that the ratio of "aggregate indebtedness" to "net capital" as those terms are defined by the rule, may not exceed 15-to-1. At December 31, 2013 the Company's net capital was $259,301 which was $159,301 in excess of its required net capital and its ratio of aggregate indebtedness to net capital was .95-to-1.

6. Capital Distributions

During 2013, the Company declared distributions of $1,809,669 to its Parent. The Company classified $1,450,000 and $359,669 as capital and income distributions, respectively. At December 31, 2013, $200,000 of the distributions was included in distributions payable on the Statement of Financial Condition. The $200,000 distribution payable was paid to the Parent in January 2014.

7. Subsequent Events

The Company has evaluated the need for disclosures and adjustments resulting from subsequent events through February 27, 2014, the date the financial statements were available to be issued. This evaluation did not result in any significant events that necessitated any disclosures or adjustments to the financial statements.

Destra Capital Investments LLC Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013

Computation of net capital:	
Totals members' capital	$ 593,249
Deduct:	
Nonallowable assets:	
Servicing fee receivable	254,359
Prepaid expenses and other assets	33,920
Commissions and distribution fees	21,963
Dividends from affiliated funds	1,949
Haircuts on securities positions	21,757
Total deductions	333,948
Net capital	259,301
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	16,349
Minimum dollar net capital requirement of reporting broker or dealer	100,000
Net capital requirement	100,000
Net capital in excess of requirement	159,301
Aggregate indebtedness - accounts payable and other liabilities	245,234
Ratio of aggregate indebtedness to net capital	0.9458

Statement pursuant to paragraph (d)(4) of Rule 17a-5:

There are no material differences between the amounts presented in the computation of net capital set forth above and the amounts reported in the Destra Capital Investments LLC unaudited amended Part II-A Quarterly FOCUS report filed on January 27, 2014

Destra Capital Investments LLC

Schedule II

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(1).

Destra Capital Investments LLC

Schedule III

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(1).

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Member
Destra Capital Investments, LLC:

In planning and performing our audit of the financial statements of Destra Capital Investments, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2014